Exhibit 4.31

CONSULTANCY AGREEMENT

Between

CELYAD SA

And

LIFE SCIENCE STRATEGY CONSULTING SPRL

Dated

April 1st, 2019

THIS AGREEMENT is entered into on April 1st, 2019,

BETWEEN

(1)

CELYAD, a public limited liability company (société anonyme) incorporated under the laws of Belgium, making of having made a public appeal on savings, with registered office at 1435 Mont-Saint-Guibert (Belgium), Rue Edouard Belin 2, and registered with the Crossroads Bank for Enterprises under number 0891.118.115, hereinafter referred to as “Celyad” or the “Company”,

(2)

LIFE SCIENCE STRATEGY CONSULTING, a private limited liability company (société privée à responsabilité limitée) incorporated under the laws of Belgium, with registered office at 1380 Lasne (Belgium), Chaussée de Louvain 574/A, and registered with the Crossroads Bank for Enterprises under number 0544.869.388, hereinafter referred to as “LSS” or “Consultant”,

The Company and Consultant are collectively referred to as the “Parties” and individually as a “Party”.

WHEREAS:

(A)

Celyad is a biopharmaceutical company, incorporated under Belgian law, specialized in CART cell therapy, that is developing landmark technologies aimed at treating severe diseases with poor prognosis such as cancer;

(B)

The Consultant has a very good knowledge and experience in the field of the activities developed by the Company. The Consultant was the previous CEO of the Company and, further to the termination of its position as CEO, the Parties agreed that Consultant would continue to assist the Company in a transition period;

(C)

The Parties, based on mutual desires and objectives, have expressed the intention to regulate with this agreement (the “Agreement”) the relevant obligations and rights and also to adjust all other relevant issues.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Definition

1.1.	The following capitalized terms used in this Agreement shall, unless the context otherwise requires, have the following meaning:

“Agreement”	has the meaning set forth in point C of the preamble;

“Board”	means the board of directors of the Company;

“Confidential Information”	has the meaning set forth in Clause 5.1;

“Effective date”	has the meaning set forth in Clause 8.1;

“Remuneration”	has the meaning set forth in Clause 4.1;

“Notification”	has the meaning set forth in Clause 9.1;

“Product”	has the meaning set forth in Clause 6.1;

“Services”	has the meaning set forth in Clause 2.1;

1.2.	In this Agreement, unless provided otherwise and unless the context otherwise requires,

1.2.1.	references to Clauses shall be deemed references to Clauses of this Agreement;

1.2.2.

the titles and headings included in this Agreement are for convenience only and do not express in any way the intended understanding of the Parties. They shall not be taken into account in the interpretation of the provisions of this Agreement;

1.2.3.

any reference to the masculine, feminine or neuter gender shall include all genders and the plural shall include the singular, and singular shall include the plural, unless the context requires otherwise.

2.	Purpose of the Agreement

2.1.

Company appoints the Consultant on an exclusive basis with the goal of (i) assisting Celyad in its next fund raisings and (ii) assisting the new CEO of Celyad as may be requested by the CEO or by the Board of Directors of Celyad (the “Services”).

2.2.

The Services will be performed in compliance with (i) the rights and obligations set out in the Agreement, (ii) the Company’s articles of association and governance charter, including the dealing code, and (iii) the applicable legal provisions.

2.3.	The Consultant will act with the diligence, loyalty, seriousness and competence that Celyad is entitled to expect from a professional and experienced service provider.

3.	Relationship between the Parties, responsibilities and obligations

3.1.

The relationship between the Parties, inter se, shall be governed by the terms of this Agreement. Nothing contained herein shall be deemed to constitute neither a partnership nor a joint venture between them. Furthermore, the Parties expressly confirm that the Agreement does not constitute a commercial agent agreement for any purpose, in that respect the Consultant is not allowed to represent Celyad nor to act on its behalf towards third parties and clients.

3.2.

The Consultant shall provide the Services independently and in total autonomy, however respecting the operational objectives of Celyad. The Consultant procures that the Services shall be rendered on its behalf by Mr. Christian Hlomsy. Given the level of qualifications required for the performance of the Services, the Consultant agrees not to designate any other agent without the prior written consent of Celyad.

3.3.

The Consultant cannot receive neither order nor direct or indirect instruction from Celyad and Celyad will not exercise control over the Consultant or the authority of an employer. Under no circumstance will the Consultant be considered as an employee of Celyad.

3.4.

The Consultant shall be free to organize his time management within the limits of his obligation to act as a professional and experienced service provider. The Parties estimate that the Services will be exercised around five days per week.

3.5.	The Consultant performs in a professional and competent manner the Services in compliance with the highest standards of the profession.

3.6.

The Consultant shall freely determine the manner in which he performs the Services, being necessary to satisfy any law and any applicable regulations and any internal policy of the Company, and this at any time. The Consultant shall report regularly to the CEO or the Board of Celyad, on its activities and its results (but not the way it organizes the Services).

3.7.

The Consultant undertakes to respect and to carry out all formalities and records necessary to respect its obligations as a self-employed worker. The Consultant shall be solely responsible for the fiscal and social obligations attached to its self-employed status.

3.8.	The Consultant is aware that Celyad is a listed company and that, consequently, he is submitted to all regulations applicable to listed companies such as the one provided by the MAR EU regulation.

4.	Fees and expenses

4.1.

The fees for the performance of this Agreement (the “Remuneration”), payable by Celyad to the Consultant, shall be EUR 70,000 for the three months duration of the Agreement. The Consultant will issue monthly invoices. Invoices are payable by the Company within 20 working days of receipt to the bank account indicated by the Consultant.

4.2,	The Remuneration includes all fees, charges and taxes incurred by the Consultant as part of the Agreement except VAT if applicable.

5.	Confidentiality

5.1.

All industrial and scientific secrecy, lists of customer, lists of providers, information related to the know-how of the Company, business, technical and financial information, which are related directly or indirectly to the business or affairs of the Company or any Affiliate or any Company’s or Affiliate’s clients, suppliers, employees or directors or relating to the working of any process or invention which is carried on or used by the Company or any Affiliate or which the Consultant may discover or make during the Services hereunder, will be considered as a confidential information (“Confidential Information”). Shall also be presumed to be Confidential Information any document or information bearing the mention “confidential” as well as any combination of public and/or confidential information.

5.2.

For the duration of the Agreement and an additional three (3) years period after the end of the Agreement, the Consultant shall maintain secret the Confidential Information and shall refrain from revealing them in any way and for any purpose whatsoever.

5.3.	Clause 5.1 does not apply to the disclosure and / or use of the Confidential Information by the Consultant in the following cases:

5.3.1.	if such a disclosure or use is required by the law or by order of the judicial and/or executive power; and/or

5.3.2.	in the case of legal, arbitral or administrative proceedings in which the Consultant is part, if the disclosure or use of the Confidential Information is strictly necessary to the procedure; and/or

5.3.3.

if the information or knowledge was available to the public before the date of the signing of the Agreement, or after this date, in the absence of any violation by the Consultant of the obligation of confidentiality under the Agreement; and/or

5.3.4.	if the Company requires the disclosure of the Confidential Information due to (inter alia) an audit or ongoing negotiations with a third party; and/or

5.3.5.	if the Parties agree on such a disclosure or use by written.

provided that (i) in cases referred to in Clauses 5.3.1 and 5.3.2, Consultant shall immediately notify the Company to agree on the content of such disclosure or use; and (ii) these exceptions do not apply to Confidential Information that results from a combination of specific information containing information in the public domain, provided that this combination is confidential.

5.4.

At the written request of the Company, the Consultant agrees to return or destroy all documents, correspondence, reports, material and equipment that have been made available by the Company or any of its employees, directors, or auditors, and all the deliverables of the labor provided in performing the Services.

5.5.

The Parties acknowledge that the provisions of Clause 5 are reasonable and necessary to protect the legitimate interests of the Company. However, if one or more provision(s) of Clause 5 was(were) to be considered as exceeding the limits imposed by law in terms of duration and / or any other element, these provisions will not be canceled by Parties but will be considered reduced to the maximum permitted by applicable law.

6.	Intellectual property and industrial property

6.1

To the extent permitted by law, the Consultant exclusively and irrevocably transfers to the Company all the intellectual property rights that result from his work and services, studies, research, inventions (the “Product”) made in the context of implementation of the Agreement, including the right to use the Product for any commercial purpose.

6.2	As owner of the Product, the Company has the right to use the Product without paying any financial indemnification but must mention the name of its author or its inventor, when deemed necessary.

6.3

The Company has the exclusive right to do all the formalities for the effective protection, in fact and in law, of the Product. The Consultant shall, without compensation, sign all deeds and documents deemed necessary or desirable by the Company to protect, save and have the full enjoyment of rights under this Clause.

6.4	The Consultant will immediately inform the Company if it learns that the right product was infringed.

6.5	The Consultant represents and warrants that it has the full capacity and all the rights necessary for such transfer of personal rights under this Clause.

7.	Representation

The Consultant is not invested with the Company’s power of representation. However, if such a representation was made necessary by the exercise of the Services, a specific delegation of authority can be implemented by the Company.

8.	Duration and termination

8.1	This Agreement shall become effective on 1st April 2019 for a limited period of three months ending on 30 June 2019.

8.2	The termination of the Agreement, whenever and however it shall occur, shall not affect any of the provisions of it which are intended to survive such termination.

9.	Miscellaneous provisions

9.1	Notices

Any notice provided by the Agreement or made necessary in the course of its execution (a “Notification”) shall be made in writing and sent to all Parties:

•	By e-mail with acknowledgment of receipt; or

•	By hand delivery against signature of an acknowledgment of receipt or

•	By registered letter with acknowledgment of receipt,

at the following addresses:

•	For the Company:

CELYAD SA, 2 rue Edouard Belin, 1435 Mont-Saint-Guibert

email pdechamps@ceIyad.com ,

•	For the Consultant:

1380 Lasne (Belgium), Chaussée de Louvain 574/A

In case of change of address that Party shall notify the other Party in the forms above.

Any notification is deemed to be made at the time of personal delivery or despatch of the registered letter.

9.2	Amendments – Waiver

No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed, in the case of an amendment, by the Parties, or in the case of a waiver, by the Party waiving the relevant right.

No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege.

9.3	Assignment

Neither Party may assign or transfer all or part of its rights or obligations under the Agreement to a third patty without the prior written consent of the other Patty; however, this consent shall not be unreasonably withheld.

9.4	Entire Agreement

The Agreement contains the entire agreement of the Parties about the object to which it relates. It supersedes any agreement, communication, offer, proposal or correspondence, oral or written, exchanged or concluded previously between the Parties and relating to the same object.

9.5 Severability

Any provision of this Agreement that is prohibited or unenforceable shall be ineffective to the extent only of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement. To the extent any provision of this Agreement is determined to be prohibited or unenforceable the Parties agree to use reasonable efforts to substitute one or more valid, legal and enforceable provisions that, insofar as practicable, implement the purposes and intent of the prohibited or unenforceable provision.

9.6	Jurisdiction

This Agreement shall be exclusively governed and construed in accordance with the laws of Belgium. All disputes arising out of or in connection with the present agreement will be submitted to the exclusive jurisdiction of the Courts of Brussels, Belgium.

IN WITNESS HEREOF, the Parties have caused this Agreement to be executed on April 1st, 2019 in as many original copies as there are parties having different interests, whereby each Party declares that it has received an original copy.

Celyad

Michel Lussier Chairman of the Board	Chris Buyse Director

LSS

Christian Homsy Manager